Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

January 4, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Loan Lauren P. Nguyen

Re:	Keane Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 14, 2016
File No. 333-215079 (the “Registration Statement”)

Dear Ms. Nguyen:

On behalf of Keane Group, Inc. (the “Company”), and as discussed with the staff (the “Staff”) of the Securities and Exchange Commission, we respectfully submit to the Staff on a supplemental basis the attached proposed changes to the Registration Statement, attached as Appendix A . The proposed changes reflect, among other things, previously proposed revisions in response to the comments set forth in the Staff’s letter dated December 23, 2016, preliminary fourth quarter financial information, information regarding the number of shares proposed to be sold in the offering, and the preliminary offering price range.

In addition, set forth below is an update to the Company’s response to comment 1 contained in the Staff’s letter dated December 7, 2016.

Staff’s Prior Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company’s Updated Response: The Company is providing to the Staff, on a supplemental basis and under separate cover, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), that have been used in

Securities and Exchange Commission

January 4, 2017

meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

We respectfully request your prompt review of the submission. If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

CC:	Joseph Klinko, the Securities and Exchange Commission

Jenifer Gallagher, the Securities and Exchange Commission

Jason Langford, the Securities and Exchange Commission

Gregory L. Powell, Keane Group, Inc.

Brian Coe, Keane Group, Inc.

Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP

Appendix A